FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 0-29620

LJ International Inc. (Translation of registrant's name into English)

Unit #12, 12/F, Block A Focal Industrial Centre 21 Man Lok Street, Hung Hom, Hong Kong (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No  ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RESULTS OF 2010 ANNUAL MEETING OF SHAREHOLDERS
LJ International Inc. (the “Company”) convened its 2010 Annual Meeting of Shareholders (the “AGM”) at its Shenzhen, China office on December 29, 2010. At the AGM, the following agenda items were approved by the Company’s shareholders:
1.	All seven (7) current directors of the Company were re-elected to hold office for the term specified in its proxy statement dated November 12, 2010 or until their successors are elected and qualified; and

2.	The selection of Gruber & Company, LLC as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for fiscal year 2010 was ratified.
No other business properly came before the AGM.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LJ International Inc. (Registrant)

Date: January 11, 2011	By:	/s/ NG HON TAK RINGO NG HON TAK RINGO Chief Financial Officer